UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number: 001-33072

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Leidos, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Leidos Holdings, Inc.

11951 Freedom Drive

Reston, VA 20190

LEIDOS, INC. RETIREMENT PLAN

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Leidos, Inc. Retirement Plan

Reston, Virginia

We have audited the accompanying statement of net assets available for benefits of Leidos, Inc. Retirement Plan (the “Plan”) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, LLC

Brentwood, Tennessee

June 21, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plans Committee and Participants of

Leidos, Inc. Retirement Plan

Reston, Virginia

We have audited the accompanying statement of net assets available for benefits of Leidos, Inc. Retirement Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

June 25, 2015

LEIDOS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
	(in thousands)
ASSETS:
Investments—at fair value:
Mutual funds	$3,248,483	$3,495,758
Leidos Holdings, Inc. common stock	401,224	332,362
New SAIC common stock	—	98,012
Common collective trusts	1,910,569	1,824,393

Total investments	5,560,276	5,750,525
Receivables:
Notes receivable from participants	44,463	52,028
Company contributions	2,408	29,698
Participant contributions	7	7

Total receivables	46,878	81,733
LIABILITIES:
Liabilities	—	—

Total liabilities	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$5,607,154	$5,832,258

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
	(in thousands)
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$49,829	$423,170
Interest and dividends	12,294	16,971

Net investment income	62,123	440,141

Interest income on notes receivable from participants	2,059	2,288
Contributions:
Participants	132,791	143,821
Employer	62,088	65,803
Employee rollovers	17,012	14,601

Total contributions	211,891	224,225

Total additions	276,073	666,654

DEDUCTIONS:
Distributions paid to participants	498,808	739,893
Administrative expenses	2,369	2,404

Total deductions	501,177	742,297

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(225,104)	(75,643)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,832,258	5,907,901

End of year	$5,607,154	$5,832,258

See notes to financial statements.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

The following brief description of the Leidos, Inc. Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description dated September 2013 and Prospectus Supplement dated July 2014 for more complete information regarding the Plan. Within these financial statements, Leidos, Inc. (the “Company”) refers to the sponsoring employer, and Leidos Holdings, Inc. (“Leidos”) refers to the publicly-traded parent of the sponsoring employer.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is a defined contribution 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Contributions to the Plan from participants and the Company are held in a qualified retirement trust fund. The Leidos, Inc. Retirement Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2015, the Plan held investments in twelve mutual funds, sixteen common collective trust funds, and two Company stock funds: the Leidos Common Stock Fund and the Leidos Closed Stock Fund.

As of December 31, 2014, the Plan also held stock funds within four other company stock funds: the New SAIC Common Stock Fund, the New SAIC Stock Cash, the New SAIC Closed Stock Cash, and the New SAIC Closed Stock Fund. The Leidos Closed Stock Fund and the four New SAIC funds are closed funds that are no longer available for investment. As of December 31, 2015 and 2014, all amounts in the Leidos Common Stock Fund and Leidos Closed Stock Fund are invested in Leidos Holdings, Inc. common stock and as of December 31, 2014, all amounts in the New SAIC Common Stock Fund, New SAIC Stock Cash, New SAIC Closed Stock Cash, and New SAIC Closed Stock Fund were invested in New SAIC common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges. There were no funds invested in New SAIC common stock as of December 31, 2015.

Eligibility—Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the Leidos Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions, and ESOP contributions. Effective January 1, 2014, eligible participants may receive Company matching 401(k) contributions based on a maximum match percentage of 50%, depending on fringe level, of the first 6% of eligible compensation contributed to the Plan (up to a maximum match percentage of 3%), which are invested per participant direction. Please refer to the Plan document for further details. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2015 and 2014. Company contributions to the Plan for the Plan years ended December 31, 2015 and 2014 were made in cash and transfers from the forfeiture account.

For the years ended December 31, 2015 and 2014, the Company elected to make a profit sharing contribution of 2% of eligible compensation to all eligible employees that meet certain criteria including being employed at the Company on the last business day of the Plan year.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company discretionary contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% for each calendar year during which the participant works at least 850 hours and become fully vested after the participant completes five years of vesting service, as defined by the Plan. In addition, participants become fully vested in Company contributions while employed with the Company upon reaching age 59-1/2, permanent disability, or death. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. Forfeitures may be applied to future Company matching 401(k) contributions, to provide reinstatements due to military leave, to increase profit sharing or ESOP contributions, or to pay Plan expenses. During the years ended December 31, 2015 and 2014, the Company applied forfeited non-vested amounts of approximately $2,003,000 and $6,525,000, respectively, primarily toward Company matching 401(k) contributions. As of December 31, 2015 and 2014, forfeited non-vested accounts available for application by the Company totaled approximately $4,494,000 and $2,292,000, respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. As of December 31, 2015, outstanding loans bear interest at rates ranging from 4.25% to 10.0%, and have maturities from January 2016 through November 2045.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum within twelve calendar months following termination of employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made to participants who die or become permanently disabled while employed by the Company. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 of their rollover account or if the participant incurs a financial hardship, as specified by the Plan. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance. Total distribution payments declined from 2014 to 2015, due to reduction in employee turnover.

Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 10, 2015, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the March 10, 2015 letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $2,369,000 and $2,404,000 for the Plan years ended December 31, 2015 and 2014, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2015 and December 31, 2014. Members of the Company’s Retirement Plans Committee also participate in the Plan. The Company pays directly any other fees related to the Plan’s operation.

At December 31, 2015 and 2014, the following Leidos Holdings, Inc. and New SAIC shares were held by the Plan:

	Number of Shares	Cost Basis	Fair Value
		(in thousands)
At December 31, 2015:
Leidos Holdings, Inc. common stock	7,152	$210,462	$401,224
At December 31, 2014:
Leidos Holdings, Inc. common stock	7,645	$215,278	$332,362
New SAIC common stock	2,420	$44,685	$98,012

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value as follows:

Investment in Mutual Funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Investment in Common Collective Trusts—As of December 31, 2015, the Plan held investments in sixteen common collective trusts (“CCTs”): a series of Vanguard Target Retirement Trusts Plus; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; the Loomis Sayles Core Plus Fixed Income Portfolio; and the T. Rowe Price U.S. Mid Cap Value Equity Trust. The Plan’s investments in CCTs are valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CCTs, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Investment in Common Stock—Investments in shares of Leidos Holdings, Inc. common stock and New SAIC common stock, which are publicly traded on the New York Stock Exchange, are recorded at their publicly-traded quoted market price as of December 31, 2015 and 2014 for the Leidos Holdings, Inc. common stock and as of December 31, 2014 for the New SAIC common stock.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or at purchase if purchased during the year. Net appreciation in fair value of investments decreased from 2014 to 2015, mainly due to the decline in the fair value of mutual funds and common collective funds. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants—Notes receivables from participants are carried at the aggregate unpaid principal balance of loans outstanding. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no significant benefits payable to participants who had elected to withdraw from the Plan, but had not yet been paid as of December 31, 2015 and 2014.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Reclassifications—Certain reclassifications have been made to prior years’ financial statements in order to conform with the current year presentation. These reclassifications had no impact on net assets available for benefits or changes in net assets available for benefits.

Subsequent Events—The Plan has evaluated subsequent events through the date the financial statements were available to be issued. Besides the event mentioned below, no other material events were identified during that period.

In January 2016, Leidos announced its intent to merge with Lockheed Martin’s Information Systems & Global Solutions Business (IS&GS) in a Reverse Morris Trust transaction. Once the transaction is complete, the total number of employees is expected to increase significantly. Leidos expects to complete the merger before the end of 2016. The potential impact of this merger, if any, on the net assets or future operations of the Plan is unknown at this time.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. However, sufficient information must be provided to permit reconciliation of the fair value of assets categorized within the fair value hierarchy to the amounts presented in the statement of financial position. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted this ASU for the 2015 plan year, and it was retrospectively applied to the 2014 plan year. Prior year disclosures have been revised to reflect the retrospective application of this ASU. The impact of adopting this ASU is reflected in Note 3.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting.

•	The amendments in Part I of this ASU designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•	The amendments in Part II of this ASU will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•	The amendments in Part III of this ASU reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

This ASU may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted this ASU for the 2015 plan year, and the amendments in Part II were retrospectively applied to the 2014 plan year. Parts I and III are not applicable to the Plan. The impact of adopting this ASU is reflected in Note 3.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

3.	FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable to the fair value measurement of assets or liabilities and are used to the extent that observable inputs are not available.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis as of December 31, 2015 and 2014:

	Active Markets for Identical Assets		Other Observable Inputs
	(Level 1)		(Level 2)		Total
	2015	2014	2015	2014	2015	2014
(in thousands)
Mutual funds	$3,248,483	$3,382,650	$—	$113,108	$3,248,483	$3,495,758
Common stock	401,224	430,374	—	—	401,224	430,374

Total assets in the fair value hierarchy	$3,649,707	$3,813,024	$—	$113,108	3,649,707	3,926,132

Investments measured at NAV (a)					1,910,569	1,824,393

Investments at fair value					$5,560,276	$5,750,525

(a)	Certain investments that were measured at NAV per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. These investments, which represent the Plan’s investments in common collective trust, have no unfunded commitments, have a daily redemption frequency and do not have a redemption notice period.

The Plan did not have any Level 3 investments for the years ended December 31, 2015 and 2014.

LEIDOS, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2015 and 2014 as reported in the financial statements to Schedule H on Form 5500:

	2015	2014
	(in thousands)
Net assets available for benefits as reported in financial statements	$5,607,154	$5,832,258
Participant loans deemed distributed	(2,742)	(2,803)
Deemed loans repaid	1,763	436

Net assets available for benefits reported on Schedule H on Form 5500	$5,606,175	$5,829,891

The following is a reconciliation of decrease in net assets available for benefits per the financial statements to net loss per
Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
	(in thousands)
Decrease in net assets available for benefits per the financial statements	$(225,104)	$(75,643)
Net change in participant loans deemed distributed	61	(56)
Net change in deemed loans repaid	1,328	86

Net loss per Form 5500	$(223,715)	$(75,613)

5.	RISKS AND UNCERTAINTIES

The Plan invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

******

SUPPLEMENTAL SCHEDULE

LEIDOS, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (in thousands)

EIN: 95-3630868            Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Leidos Holdings, Inc. common stock	Company stock	**	$401,224
*	Vanguard Inst Idx Inst Plus	Mutual fund	**	645,524
	Dodge & Cox Stock Fund	Mutual fund	**	379,162
*	Vanguard PRIMECAP Adm	Mutual fund	**	358,787
*	Vanguard Total Bond Mkt Inst P	Mutual fund	**	362,539
*	Vanguard Prime MM Inst	Mutual fund	**	360,825
*	Vanguard Ext Mkt Index Inst Pl	Mutual fund	**	301,668
	LongLeaf Partne Small Cap	Mutual fund	**	143,227
	T Rw Prc Ins Md Cp Eqy Gr	Mutual fund	**	196,748
*	Vanguard Int’l Growth Adm	Mutual fund	**	164,275
*	Vanguard FTSE A-W ex-US Inst P	Mutual fund	**	152,681
*	Vanguard S-T Bond Idx Inst P	Mutual fund	**	115,079
	DFA Em Mkts Core Eq Inst	Mutual fund	**	67,968
*	Vanguard Tgt Retire 2025 Tr P	Common collective trust	**	328,900
*	Vanguard Tgt Retire 2020 Tr P	Common collective trust	**	288,664
*	Vanguard Tgt Retire 2030 Tr P	Common collective trust	**	240,823
*	Vanguard Tgt Retire 2015 Tr P	Common collective trust	**	175,706
*	Vanguard Tgt Retire 2035 Tr P	Common collective trust	**	171,375
	TRP US Md Cp Val Eq Tr D	Common collective trust	**	115,866
*	Vanguard Tgt Retire 2040 Tr P	Common collective trust	**	124,369
*	Vanguard Tgt Retire 2010 Tr P	Common collective trust	**	83,952
*	Vanguard Tgt Retire Inc Tr P	Common collective trust	**	82,691
*	Vanguard Tgt Retire 2045 Tr P	Common collective trust	**	79,533
	Wellington Small Cap	Common collective trust	**	58,307

(Continued)

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SUPPLEMENTAL SCHEDULE

LEIDOS, INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015 (in thousands)

EIN: 95-3630868            Plan #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Vanguard Tgt Retire 2050 Tr P	Common collective trust	**	36,387
	Wellington Trust TIPS	Common collective trust	**	16,450
*	Vanguard Tgt Retire 2055 Tr P	Common collective trust	**	7,653
*	Vanguard Tgt Retire 2060 Tr P	Common collective trust	**	5,649
	LS Core Plus Fixed Inc D	Common collective trust	**	94,244
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 10.0%; maturities from January 2016 to November 2045	-0-	44,463

	Total			$5,604,739

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Leidos, Inc. Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS, INC. RETIREMENT PLAN

Date: June 21, 2016	/s/ Marc Crown
Marc Crown
Senior Vice President, Corporate Treasurer

Exhibit Index

Exhibit
No.

23.1	Consent of Independent Registered Public Accounting Firm

2015—Elliott Davis Decosimo, LLC

23.2	Consent of Independent Registered Public Accounting Firm

2014—Mayer Hoffman McCann P.C.